FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  08 May 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)     Embargoed until 12.30 p.m. (BST)

     8 May 2008

SIGNET REPORTS FIRST QUARTER LIKE FOR LIKE SALES

Signet Group plc, the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks to 3 May 2008.

Group like for like sales declined by 2.5% in the first quarter. Total sales were up by 1.0% on a reported basis to $822.3 million (13 weeks to 5 May 2007: $814.4 million) reflecting an underlying increase of 0.7% at constant exchange rates (see Note 1). The average US dollar exchange rate for the period was $1.98/£1 (2007/08 Q1: $1.96/£1). The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	630.9	76.7	(0.2)%	(0.2)%	(4.7)%
UK	191.4	23.3	5.1%	4.0%	5.3% (a )
GROUP	822.3	100.0	1.0%	0.7%	(2.5)%

(a ) H.Samuel like for like sales were up by 5.3% and Ernest Jones by 5.4%.

Terry Burman, Group Chief Executive, commented, “US like for like sales were down 4.7%, reflecting a difficult trading environment partly offset by better weather over Valentine’s Day. The results from the price increases implemented in the US in February and March remain encouraging, although a full evaluation will only be completed in the summer. In the UK, like for like sales rose by 5.3%, with both H.Samuel and Ernest Jones outperforming the UK retail sector in a demanding marketplace.”

Enquiries:     Terry Burman, Group Chief Executive                                     +44 (0) 20 7317 9700
                      Walker Boyd, Group Finance Director                                     +44 (0) 20 7317 9700

                       Wendel Verbeek, Brunswick                                                    +44 (0) 20 7404 5959

Signet operated 1,966 speciality retail jewellery stores at 3 May 2008; these included 1,407 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 559 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com . See also www.kay.com , www.jared.com , www.hsamuel.co.uk and www.ernestjones.co.uk .

I nvestor Relations Programme Details

First quarter results
The first quarter earnings results for the 13 weeks ended 3 May 2008 are expected to be announced on Friday 6 June 2008 at 7.30 a.m. (BST) and a conference call on that day for all interested parties is expected to take place at 2.00 p.m. (BST).

European dial-in:                            +44 (0) 20 7138 0839                       Confirmation code: 9865496

US dial-in:                                      +1 718 354 1362                              Confirmation code: 9865496

European replay until 12 June:        +44 (0) 20 7806 1970                        Access code: 9865496#

US replay until 12 June:                 +1 718 354 1112                               Access code: 9865496#

Piper Jaffray 28th Annual Consumer Conference in New York
Signet will be presenting at the Piper Jaffray Annual Consumer Conference taking place in New York on Tuesday 10 June to Wednesday 11 June 2008. The presentation, which will also be webcast on the Group’s website, will be given by Walker Boyd, Group Finance Director, who will also be available for one-on-one meetings.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

	13 weeks to 3 May 2008	13 weeks to 5 May 2007	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	630.9	632.3	(0.2)	-	632.3	(0.2)
UK, Channel Islands & Republic of Ireland	191.4	182.1	5.1	1.9	184.0	4.0
	822.3	814.4	1.0	1.9	816.3	0.7

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2006 /07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  08 May, 2008